NXT ENERGY SOLUTIONS INC. ANNOUNCES FINANCING

Thursday February 10, 2011

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. (“NXT” or “the Company") is pleased to announce a non-brokered private placement ("Private Placement") of up to $1,920,000 consisting of 3,840,000 units of the Company ("Units") at a price of $0.50 per Unit, each Unit consisting of one Common Share (“Shares”) and one warrant ("Warrant").  A Warrant shall entitle the holder to acquire an additional Share at a price of $0.60 per Share for a period of one year from the date of closing, subject to acceleration in the event the Company issues a press release advising that the Shares have traded on the TSX Venture Exchange at a price per share greater than $0.90 for 10 consecutive trading days, in which case the Warrants shall expire, without further notice, on the 30th day following the issuance of the press release.  Closing of the Private Placement is expected to occur on or about February 15th, 2011.  In connection with the Private Placement, finder's fees may be paid of up to 7% in cash and up to 7% in Warrants.  All prices are expressed in Canadian dollars.

The Company intends to use the proceeds from the Private Placement to provide resources required to execute the Company's business plan including, but not limited to completing SFD surveys, undertaking sales and marketing programs and general corporate purposes.  All securities issues in connection with the Private Placement will be subject to applicable resale restrictions.

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is effective both onshore and offshore.  NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration.  SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes forward-looking statements.  When used in this document, words such as “plan”, “see”, “anticipate” and “scheduled”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, including but not limited to the closing of the Private Placement and the use of the proceeds associated therewith.  Any number of factors can cause actual results to differ materially from those in forward-looking statements.  Although the Company believes that its expectations represented by the forward-looking statements are reasonable there can be no assurance that such expectations will be realized.

For further information contact:

Ken Rogers, VP Finance and CFO
NXT Energy Solutions Inc.
Suite 1400, 505 3rd Street, S.W.,
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.